SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 02/1313

Change of Chief Financial and Investor Relations Officer at COPEL

          Mr. Luiz Eduardo da Veiga Sebastiani will be COPEL’s Chief Financial and Investor Relations Officer.He was elected by the extraordinary Board of Directors’ meeting held today, February 7, 2013.

          Mr. Sebastiani holds a bachelor’s degree in Economics from the Federal University of Paraná (UFPR) and a master’s degree in Economic Theory from the State University of Campinas (UNICAMP). He began his career as a finance and budget technician in the Paraná State Institute of Social and Economic Development (IPARDES). He was a professor in the Economics undergraduate and master’s programs of the Pontifical Catholic University of Paraná and the Federal University of Paraná (UFPR), respectively. He was also Chairman of the Paraná State Economics Council (CORECON) and represented Paraná on the Federal Economics Council (CONFECON). He held the positions of Transport Officer at URBS - Urbanização de Curitiba (Curitiba Urbanization), Municipal Finance Secretary in Curitiba and Paraná State Administration and Social Security Secretary, among others. He was recently Chief of Staff of the Paraná State Government and member of the Fiscal Councils of Companhia de Saneamento do Paraná – SANEPAR and Companhia Paranaense de Energia - COPEL.

          Mr. Sebastiani’s investiture ceremony is scheduled for February 18, 2013.

Curitiba, February 7, 2013.

 For additional information, please contact Copel’s Investor Relations team:
ri@copel.com or (55 41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.